

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 27, 2009

Mr. Paul Parisotto
President and Chief Executive Officer
Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Canada

> **Re:** **Blacksands Petroleum, Inc.**
> **Form 8-K Filed January 12, 2009**
> **Form 8-K/A Filed January 26, 2009**
> **Response Letter Dated January 27, 2009**
> **File No. 000-51427**

Dear Mr. Parisotto:

We have completed our review of your Form 8-K and related filings and have no further comments at this time. Please note that this letter is only applicable to the above-referenced filings and does not relate to reviews of other filings.

Sincerely,

Jill Davis
Branch Chief